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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

WaferGen Bio-systems, Inc.

(Name of Issuer)

Common Stock, Par Value $0.001 per share

(Title of Class of Securities)

93041P100

(CUSIP Number)

May 21, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.  The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 93041P100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Mark N. Tompkins

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	............................................................................................................................................................
	(b)	............................................................................................................................................................

3.	SEC Use Only

4.	Citizenship or Place of Organization: Canada

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power 2,297,514[1]

		6.	Shared Voting Power N/A

		7.	Sole Dispositive Power 2,297,514[1]

		8.	Shared Dispositive Power N/A

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,297,514[1]

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 9.1%[2]

12.	Type of Reporting Person (See Instructions) IN

1 As of the date hereof.  Includes (a) warrants to purchase 88,888 shares of common stock of WaferGen Bio-systems, Inc. (the “Company”) at an exercise price of $3.00 per share, subject to certain adjustments,  held by Mr. Tompkins and (b) 1,786,406 shares and warrants to purchase 200,000 shares of the Company’s common stock at an exercise price of $2.25 per share, subject to certain adjustments,  held by Laffin Ventures Corporation.

2 Based on 25,119,820 shares of common stock, par value $0.001 per share, of the Company outstanding as of February 9, 2009.

CUSIP No. 93041P100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Laffin Ventures Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	............................................................................................................................................................
	(b)	............................................................................................................................................................

3.	SEC Use Only

4.	Citizenship or Place of Organization: Florida

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power 1,986,406[1]

		6.	Shared Voting Power N/A

		7.	Sole Dispositive Power 1,986,406[1]

		8.	Shared Dispositive Power N/A

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,986,406[1]

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 7.9%[2]

12.	Type of Reporting Person (See Instructions) CO

1 As of the date hereof. Includes warrants to purchase 200,000 shares of common stock of WaferGen Bio-systems, Inc. (the “Company”) at an exercise price of $2.25 per share, subject to certain adjustments.

2 Based on 25,119,820 shares of common stock, par value $0.001 per share, of the Company outstanding as of February 9, 2009.

Item 1.
	(a)	Name of Issuer WaferGen Bio-systems, Inc.
	(b)	Address of Issuer's Principal Executive Offices
Bayside Technology Center, 46531 Fremont Blvd., Fremont, CA 94538

Item 2.
	(a)	Name of Person Filing Mark N. Tompkins
	(b)	Address of Principal Business Office or, if none, Residence
c/o Gottbetter & Partners, LLP, 488 Madison Ave., 12th Fl. New York, NY 10022
	(c)	Citizenship Canada
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 93041P100

	(a)	Name of Person Filing Laffin Ventures Corporation
	(b)	Address of Principal Business Office or, if none, Residence
c/o Gottbetter & Partners, LLP, 488 Madison Ave., 12th Fl. New York, NY 10022
	(c)	Citizenship Florida
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 93041P100

Mr. Tompkins owns all of the stock of Laffin Ventures Corporation.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned: See Item 9 of each cover page.
	(b)	Percent of class: See Item 9 of each cover page.
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote See Item 5 of each cover page.
		(ii)	Shared power to vote or to direct the vote See Item 6 each of cover page.
		(iii)	Sole power to dispose or to direct the disposition of See Item 7 of each cover page.
		(iv)	Shared power to dispose or to direct the disposition of See Item 8 of each cover page.

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2009
Date
/s/ Mark N. Tompkins
Signature
Mark N. Tompkins
Name/Title

February 11, 2009
Date

LAFFIN VENTURES CORPORATION
/s/ Mark N. Tompkins
Signature
Mark N. Tompkins, President
Name/Title

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)